Organigram Reports Record Third Quarter Fiscal 2026 Results

Record Quarterly Revenue and Adjusted EBITDA1 Driven by Acquisition of Sanity Group

TORONTO, ON, August 11, 2026 - Organigram Global Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), Canada's #1 cannabis company by market share2 and a growing global cannabis platform following its acquisition of Sanity Group GmbH (“Sanity” or "Sanity Group"), today announced its results for the third quarter ended June 30, 2026 (“Q3 Fiscal 2026” or "Q3").

Q3 FISCAL 2026 HIGHLIGHTS

•Gross Revenue: $145.1 million (+32% year-over-year).
•Net Revenue: $105.8 million (+49% year-over-year).
•Adjusted EBITDA1: $13.4 million (+136% year-over-year).
•#1 Market Share in Canada: #1 in vapes, #1 in milled flower, #1 in concentrates, #2 in flower, #2 in pre-rolls, #3 in edibles, and #4 in beverages2.
•Sanity Group: Since the acquisition closed on April 15, 2026, Sanity has performed in line with management's expectations, contributing approximately €25 million (C$40 million) in net revenue to Organigram's consolidated results. During the quarter, Sanity continued to execute on its European growth strategy, advancing preparations for an additional Swiss recreational pilot project, progressing its entry into Poland, launching branded products in the UK through new strategic partnerships, establishing a significant new Swiss medical partnership, and recording its first meaningful medical cannabis sales in Switzerland.

"This quarter marks an important milestone for Organigram as we report the first quarter of financial contributions from Sanity Group, helping drive record quarterly revenue and adjusted EBITDA," said James Yamanaka, Chief Executive Officer. "Sanity's performance has been in line with our expectations, while our Canadian business continues to demonstrate resilience through market leadership and improving performance in key categories driven by operational enhancements and targeted changes to our product portfolio. As we enter the final quarter of Fiscal 2026, we are a fundamentally different company, and I look forward to continuing to execute our global strategy by leveraging our integrated Canadian operations and European distribution platform to drive long-term growth.

I would also like to recognize Paolo De Luca, who will be departing Organigram after nine years of exceptional leadership and service. During his tenure as both Chief Financial Officer and Chief Strategy Officer, Paolo played an instrumental role in many of the Company's most transformative transactions, helping lay the foundation for Organigram's evolution into a global cannabis company. On behalf of everyone at Organigram, I thank Paolo for his many contributions and wish him every success in the future."

THIRD QUARTER FISCAL 2026 FINANCIAL OVERVIEW

•Net revenue:
◦Net Revenue increased 49% to $105.8 million, from $70.8 million in the third quarter ended June 30, 2025 ("Q3 Fiscal 2025"), primarily driven by contributions from Sanity Group.
1 Adjusted gross margin, adjusted gross margin %, and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meanings under IFRS, as issued by the International Accounting Standards Board, and might not be comparable to similar financial measures disclosed by other issuers; please refer to "Non-IFRS Financial Measures" in this press release for more information.
2 Multiple Sources (Hifyre, Weedcrawler, provincial boards, internal modelling) as of June, 2026.

•Adjusted gross margin3:
◦Adjusted gross margin was $39.1 million, or 37% of net revenue, compared to $24.2 million, or 34% of net revenue, in Q3 Fiscal 2025. The year-over-year increase was primarily driven by a larger proportion of international sales per contributions from Sanity Group as well as improved operational efficiencies in the Canadian market.

•Selling, General & Administrative ("SG&A") Expenses:
◦SG&A increased to $32.7 million from $24.5 million in Q3 Fiscal 2025. The increase was driven by higher investments in advertising, promotions, and trade marketing initiatives to support new product launches in the current period, and the inclusion of Sanity Group expenses, and higher amortization of intangibles associated with the acquisition of Sanity Group.
◦As a proportion of net revenue, SG&A decreased to 31%, compared to 35% in Q3 Fiscal 2025.

•Net Income:
◦Net income was $105.5 million compared to net loss of $6.3 million in Q3 Fiscal 2025. The increase in net income in the current period was primarily attributable to higher non-cash fair value gains on preferred shares, as well as higher net revenue and gross margins compared to the prior year period.

•Adjusted EBITDA3:
◦Adjusted EBITDA was $13.4 million compared to $5.7 million in adjusted EBITDA in Q3 Fiscal 2025. The increase in Adjusted EBITDA compared to the comparative period is primarily due to contributions from Sanity Group.

•Net Cash used in Operating Activities:
◦Cash provided by operations before working capital changes was $6.2 million versus $(0.7) million in the prior year period. The increase was primarily due to higher net revenue, product mix, and higher gross margin.
◦Cash used in operating activities was $4.3 million, compared to cash provided of $14.6 million in Q3 Fiscal 2025. The decline was primarily attributable to higher investment in working capital reflecting the Company's increased scale.

•Free Cash Flow ("FCF")3:
◦FCF was an outflow of $3.9 million compared to an inflow of $5.0 million in Q3 Fiscal 2025. Despite lower capital expenditures, the decrease in FCF primarily reflected increased working capital to support the growth of the business.

"The addition of Sanity Group, combined with improved operational execution in Canada, delivered record quarterly revenue and adjusted EBITDA while strengthening our margin profile," said Greg Guyatt, Chief Financial Officer. "With one quarter remaining in Fiscal 2026, we remain on track for net revenue to exceed $350 million, with adjusted gross margin and adjusted EBITDA exceeding Fiscal 2025 performance. While working capital investments associated with our increased scale are expected to result in modestly negative free cash flow for the full fiscal year, we continue to expect positive free cash flow in the fourth quarter which we believe is an indicator of our cash generation trajectory moving forward."

3 Adjusted gross margin, adjusted gross margin %, Free Cash Flow, and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meanings under IFRS, as issued by the International Accounting Standards Board, and might not be comparable to similar financial measures disclosed by other issuers; please refer to "Non-IFRS Financial Measures" in this press release for more information.

BALANCE SHEET & LIQUIDITY

•As of June 30, 2026, the Company had total cash (including short-term investments) of $11.7 million. Total liquidity, inclusive of credit facilities was $49.1 million.

Select Key Financial Metrics (in $000s unless otherwise indicated)	Q3-2026	Q3-2025	% Change
Gross revenue	145,071	110,205	32%
Excise taxes	(39,289)	(39,413)	nm
Net revenue	105,782	70,792	49%
Cost of sales	66,980	48,369	38%
Gross margin before fair value changes to biological assets & inventories sold	38,802	22,423	73%
Realized fair value on inventories sold and other inventory charges	(14,410)	(14,461)	nm
Unrealized gain on changes in fair value of biological assets	17,030	18,184	(6)%
Gross margin	41,422	26,146	58%
Adjusted gross margin(1)	39,065	24,226	61%
Adjusted gross margin %(1)	37%	34%	3%
Selling (including marketing), general & administrative expenses	32,723	24,504	34%
Net income (loss)	105,538	(6,294)	nm
Adjusted EBITDA(1)	13,413	5,694	136%
Net cash provided by (used in) operating activities before working capital changes	6,168	(686)	nm
Net cash (used in) provided by operating activities after working capital changes	(4,297)	14,626	nm
Note (1) Adjusted gross margin, adjusted gross margin % and adjusted EBITDA are non-International Financial Reporting Standards ("IFRS") financial measures not defined by and do not have any standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers; please refer to “Non-IFRS Financial Measures” in this press release for more information.

Select Balance Sheet Metrics (in $000s)	JUNE 30, 2026	SEPTEMBER 30, 2025	% Change
Cash & short-term investments (including restricted cash)	11,667	84,420	(86)%
Biological assets & inventories	165,056	123,954	33%
Other current assets	103,363	76,523	35%
Accounts payable & accrued liabilities	99,933	89,247	12%
Working capital	172,805	158,738	9%
Property, plant & equipment	121,148	122,977	(1)%
Total assets	820,262	562,211	46%
Total liabilities	334,800	213,081	57%
Shareholders’ equity	485,462	349,130	39%

RECONCILIATION

The following table reconciles the Company's adjusted EBITDA to net income (loss).

Adjusted EBITDA Reconciliation (in $000s unless otherwise indicated)	Q3-2026	Q3-2025
Net (loss) income as reported	$105,538	$(6,294)
Add/(deduct):
Investment income, net of financing costs	541	(73)
Income tax recovery	(1,590)	(9,903)
Depreciation and amortization	10,124	4,789
ERP implementation costs	—	1,217
Acquisition and transaction costs	5,167	654
Inventory and biological assets fair value and NRV adjustments	(2,357)	(2,787)
Incremental fair value component on inventories sold from acquisitions	—	897
Share-based compensation	1,213	1,007
Other (income) expenses(1)	(104,326)	13,511
Provision for non-recurring credit losses	(3,012)	—
Research and development expenditures, net of depreciation	2,115	2,676
Adjusted EBITDA	$13,413	$5,694

Note (1):    Other (income) expenses includes share of loss from investments in associates, (gain) loss on disposal of property, plant and equipment, change in fair value of derivative liabilities, preferred shares, contingent consideration and other financial assets, and certain other non-operating (income) expenses.

The following table reconciles the Company's adjusted gross margin to gross margin before fair value adjustments:

Adjusted Gross Margin Reconciliation (in $000s unless otherwise indicated)	Q3-2026	Q3-2025
Net revenue	$105,782	$70,792
Cost of sales before adjustments	66,717	46,566
Adjusted gross margin	39,065	24,226
Adjusted gross margin %	37%	34%
Less:
Provisions and impairment of inventories and biological assets	536	921
Provisions to net realizable value	(273)	15
Incremental fair value component on inventories sold from acquisitions	—	867
Gross margin before fair value adjustments	38,802	22,423
Gross margin % (before fair value adjustments)	37%	32%
Add:
Realized fair value on inventories sold and other inventory charges	(14,410)	(14,461)
Unrealized gain on changes in fair value of biological assets	17,030	18,184
Gross margin	41,422	26,146
Gross margin %	39%	37%

The following table reconciles the Company's Free Cash Flow to net cash and restricted cash provided by (used in) operating activities:

Free Cash Flow Reconciliation (in $000s unless otherwise indicated)	Q3-2026	Q3-2025
Net cash and restricted cash provided by (used in) operating activities	$(4,297)	$14,626
Less:
Purchase of property, plant and equipment, net of government subsidy	432	(9,652)
Free Cash Flow	(3,865)	4,974

Third Quarter Fiscal 2026 Conference Call

The Company will host a conference call to discuss its results with details as follows:
Date:    August 11, 2026
Time:    8:00 am Eastern Time

To register for the conference call, please use this link:
https://events.q4inc.com/analyst/401315111?pwd=q4Su5uEp

To ensure you are connected for the full call, we suggest registering a day in advance or at minimum 10 minutes before the start of the call. After registering, a confirmation will be sent through email, including dial in details and unique conference call codes for entry. Registration is open through the live call.

To access the webcast:
https://events.q4inc.com/attendee/401315111

A replay of the webcast will be available within 24 hours after the conclusion of the call at https://www.organigram.ca/investors and will be archived for a period of 90 days following the call.

Non-IFRS Financial Measures

This news release refers to certain financial performance measures (including adjusted gross margin, adjusted gross margin %, adjusted EBITDA and free cash flow) that are not defined by and do not have a standardized meaning under IFRS as issued by the International Accounting Standards Board. Non-IFRS financial measures are used by management to assess the financial and operational performance of the Company. The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. As there are no standardized methods of calculating these non-IFRS measures, the Company’s approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted EBITDA is a non-IFRS measure that the Company defines as net income (loss) excluding: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, impairment, normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss (gain) from investments in associates including impairment loss; change in fair value of contingent consideration; change in fair value of derivative liabilities, other financial assets and preferred shares; expenditures incurred in connection with research and development activities (net of depreciation); unrealized gain on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions and net realizable value adjustments related to inventory and biological assets; government subsidies, insurance recoveries and other non-operating expenses (income); legal provisions (recoveries); ERP implementation costs; transaction costs; share issuance costs; and provision for Canndoc expected credit losses. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results.

Adjusted gross margin is a non-IFRS measure that the Company defines as net revenue less cost of sales, before the effects of (i) unrealized gain on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) realized fair value on inventories sold from acquisitions; (iv) provisions and impairment of inventories and biological assets; and (v) provisions to net realizable value. Adjusted gross margin % is calculated by dividing adjusted gross margin by net revenue. Management believes that these measures provide useful information to assess the profitability of our operations as they represent the normalized gross margin generated from operations and exclude the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS.

Free cash flow provided by (used in) operating activities is calculated as net cash provided by or used in operating activities less the purchase of property, plant and equipment. Free cash flow is a useful indicator of the Company's capacity to fund operations from internally generated cash flows, without the need for additional borrowings or use of existing cash reserves under normal operating conditions.

The most directly comparable measure to adjusted EBITDA, calculated in accordance with IFRS is net income (loss) and see the "Reconciliation" section of this press release for a reconciliation to such measure. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value adjustment and see "Reconciliation" section of this press release for a reconciliation to such measure. The most directly comparable measure to Free Cash Flow is net cash and restricted cash provided by (used in) operating activities, and see the "Reconciliation" section of this press release for a reconciliation to such measure.

About Organigram Global Inc.

Organigram Global Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly-owned subsidiaries include Organigram Inc., a licensed cultivator of cannabis and manufacturer of cannabis-derived goods in Canada. Through its acquisition of Collective Project Limited, Organigram Global participates in the U.S. and Canadian cannabinoid beverages markets.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED'ems, Monjour, Tremblant Cannabis, Trailblazer, Collective Project, BOXHOT and DEBUNK. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Québec, with a dedicated manufacturing facility in Winnipeg, Manitoba. The Company also operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class CO2 and Hydrocarbon extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and pre-roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, forecasts, projections and outlook, including statements relating to the Company’s future performance, the Company’s positioning to capture additional market share and sales including international sales and the expected continued progress in international on-spec volumes, expectations for consumer demand, expected improvement to gross margins before fair value changes to biological assets and inventories, expectations regarding adjusted gross margins, adjusted EBITDA, Free Cash Flow and net revenue in the fourth quarter of Fiscal 2026 and beyond, expectations regarding cultivation capacity, the Company’s plans and objectives including around the availability and sources of any future financing, availability of cost efficiency opportunities, the ability of the Company to fulfill demand for its revitalized product portfolio with increased staffing, expectations relating to greater capacity to meet demand due to increased capacity at the Company’s facilities, expectations around lower product cultivation costs, the ability to achieve economies of scale and ramp up cultivation, expectations pertaining to the increase of automation and reduction in reliance on manual labour, expectations around the launch of higher margin dried flower strains, expectations around market and consumer demand and other patterns related to existing, new and planned product forms; expectations regarding the Company's integration of Sanity Group, including the expected revenue to be generated by Sanity Group over the next calendar year; expectations around FASTTM nanoemulsion technology; expectations regarding EU-GMP certification; timing for launch of new product forms, ability of those new product forms to capture sales and market share, estimates around incremental sales and more generally estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; statements regarding the future of the Canadian and international cannabis markets and, statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company’s current expectations about future events.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. These risks, uncertainties and factors include: general economic factors; geopolitical risks; international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures; changes to government laws, regulations or policies, including customs, tariffs, trade or environmental law, regulations or policies, or the enforcement thereof; receipt of regulatory approvals or consents and any conditions imposed upon same and the timing thereof; the Company's ability to meet regulatory criteria which may be subject to change; change in regulation including restrictions on sale of new product forms; change in stock exchange listing practices; the Company's ability to manage costs, timing and conditions to receiving any required testing results and certifications; results of final testing of new products; changes in governmental plans including those related to methods of distribution; timing and nature of sales and product returns; customer buying patterns and consumer preferences not being as predicted given this is a new and emerging market; material weaknesses identified in the Company’s internal controls over financial reporting; the completion of regulatory processes and registrations including for new products and forms; market demand and acceptance of new products and forms; unforeseen construction or delivery delays including of equipment and commissioning; increases to expected costs; competitive and industry conditions; change in customer buying patterns; and changes in crop yields. These and other risk factors are disclosed in the Company's documents filed from time to time under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval+ (“SEDAR”) at www.sedarplus.ca and reports and other information filed with or furnished to the United States Securities and Exchange

Commission (“SEC”) from time to time on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov, including the Company’s most recent management discussion and analysis ("MD&A") and annual information form. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release.

Certain forward-looking information included herein may also constitute a "financial outlook" within the meaning of applicable securities legislation. Financial outlook involves statements about the Company’s prospective financial performance and financial position that are based on and subject to the assumptions about future economic conditions and courses of action described above as well as management's expectations regarding a strong innovation pipeline, increasing international sales, high cannabis quality and higher potency, commercialization of FAST nano emulsion technology in ingestible formats, and receipt of the EU-GMP certification. Such assumptions are based on management's assessment of the relevant information currently available and any financial outlook included herein is provided for the purpose of helping readers understand management's current expectations and plans for the future as of the date hereof. The actual results of the Company’s operations may vary from the amounts set forth in any financial outlook and such variances may be material. Readers are cautioned that reliance on any financial outlook may not be appropriate for other purposes or in other circumstances and that the risk factors described above and other factors may cause actual results to differ materially from any financial outlook.

The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward looking information is subject to risks and uncertainties that are addressed in the “Risk Factors” section of the MD&A dated August 11, 2026 and there can be no assurance whatsoever that these events will occur.

Third-Party Information

This news release contains information concerning our industry and the markets in which we operate, including our market position and market share, which is based on information from independent third-party sources. Although we believe these sources to be generally reliable, market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. We have not independently verified any third-party information contained herein.

For Investor Relations enquiries, please contact:

Max Schwartz, Director of Investor Relations
investors@organigram.ca

For Media enquiries, please contact:

Mark McKay, Director of Communications
Mark.Mckay@organigram.ca